FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of October 2002

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                            Abbey House, Baker Street
                             London NW1 6XL, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ....X.... Form 40-F ........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ....... No ...X....

18 October 2002

       Abbey National appoints Luqman Arnold as new Group Chief Executive

Abbey National plc announces today the appointment of Luqman Arnold as Group Chief Executive. He will take up his new role and a position on the Board on 21 October 2002.

Luqman Arnold, 52, has thirty years' banking experience, most recently at UBS AG ("UBS"), where he was employed from 1996 - 2001, latterly as President. In this role, he was responsible for running the bank, as Chairman of the Group Executive Board. Prior to that, he was Group Chief Financial Officer of UBS.

Lord Burns, Chairman of Abbey National, said "Luqman is a highly talented and experienced banker, with a proven track record in managing complex businesses facing challenging times. He clearly has outstanding leadership and strategic skills, and is the ideal person to steer Abbey National back to a strong growth path. I am absolutely delighted he is joining us."

Luqman Arnold said "Abbey National has a brand and franchise that provide an outstanding platform on which to develop a more competitive and profitable business, with the customer at the heart of our organisation. I am greatly looking forward to leading the Group's strategy and ensuring we place an even sharper focus on driving shareholder value."

There are no details to be disclosed under paragraph 16.4 of the Listing Rules in relation to the appointment of Luqman Arnold.

Ends

Enquiries to:


Thomas Coops                      Christina Mills
Director of Corporate Affairs     Head of Media Relations
020 7756 5536                     020 7756 4212

Jon Burgess                       Matt Young
Head of Investor Relations        Media Relations Manager
020 7756 4182                     020 7756 4232

Notes to editors

1.  Photographs of Luqman Arnold are available at www.newscast.co.uk
2.  A biography of Luqman Arnold is attached.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABBEY NATIONAL plc

Date: 17 Oct 2002                           By /s/ Jonathan Burgess
                                               ---------------------------
                                               Jonathan Burgess
                                               Head of Investor Relations